OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Shark Wheel LLC

22600 Lambert st
704-A
Lake Forest, CA 92630

www.sharkwheel.com

1,070,000 Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 units ($1,070,000)

Minimum 10,000 units ($10,000)

Company	Shark Wheel
Corporate Address	22600 Lambert St. #704, Lake Forest, CA 92630
Description of Business	Reinvention of the wheel. Numerous industries.
Type of Security Offered	Shares offered in the form of units persuant to LLC structure.
Purchase Price of Security Offered	$1/share
Minimum Investment Amount (per investor)	$250

Perks

$250+ 25% off anything on SharkWheel.com up to $1,000 in purchases

$1,000+ 50% off anything on SharkWheel.com up to $1,000 in purchases

$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct

the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Shark Wheel is a company located in Lake Forest, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. David Patrick's scientific discovery led to the literally reinvention of the wheel, which is flat on six sides and displays scientifically proven performance advantages compared to the traditional wheel. This biomimetic invention is nearly identical to the shape of a shark's jaw. When in motion, the wheel appears to be a rolling cube, although it feels perfectly circular when riding. Shark Wheel appears to be a consumer products company at first glance, but in fact Shark Wheel is primarily a licensing entity. Currently in development on wheels in 13 industrial markets, Shark Wheel has already partnered up with the industry leader in the majority of these segments. Shark Wheel has won multiple international competitions in the skateboarding industry, giving it high-performance premium positioning within the community. After airing on Shark Tank, the Discovery Channel and two FedEx online commercials, Shark Wheel has become a known technology to a large population.

Currently, Shark Wheels revenue comes from sales in the skateboarding, longboarding, and roller skating industries. Wheels are produced at Elasco Inc. in Garden Grove, California. Elasco is one of the world leaders in polyurethane and is one of the largest producers of skateboard wheels in the world. Retail sales go through Shark Wheel's retail website (www.sharkwheel.com). Wholesale and Distributor orders go through Shark Wheel's wholesale website (www.sharkwheel.net). Distributors and wholesalers must provide information and be approved for a wholesale account before seeing discounted prices and having the ability to purchase. Shark Wheels are also sold on various other channels, including Amazon, Ebay, Newegg, Touch of Modern, Fancy, the Grommet, and others. Shark Wheel ships out of its offices in Lake Forest, California Monday-Friday around the world. Shark Wheel also has some level of distribution in numerous countries including:

- United States
- Australia
- China
- Brazil
- Canada
- Austria
- Belgium
- Luxembourg
- Netherlands
- Bulgaria

- Cyprus
- Czech Republic
- Germany
- Denmark
- Estonia
- Spain
- Finland
- France
- United Kingdom
- Greece
- Hungary
- Ireland
- Italy
- Lithuania
- Latvia
- Malta
- Poland
- Portugal
- Romania
- Sweden
- Slovenia
- Slovakia

Skateboarding was decided to be Shark Wheel's initial entry point for a variety of reasons. First, David Patrick (Shark Wheel's inventor) and others who worked at Shark Wheel, were passionate lifelong skaters. It was a market everyone knew well and also had a low barrier to entry. For example, it made more sense for Shark Wheel to launch a Kickstarter campaign for skateboard wheels and sell product right away, rather than start with a car wheel and have high capital costs and potentially years of regulatory approval from the Department of Transportation. Skateboarding was also a way to show other industries its high-performance characteristics. Shark Wheel felt if we could show a great performing and safe product as our longboarders sped down mountain passes at 50mph sliding around corners with no guard rail, we could surely show the safety of a stroller traveling at 1mph. Skateboarding also brought a cool factor to the shape and allowed us to position the wheel in the middle-high end of the market showing that it is a premium technology.

Shark Wheel has primarily focused however on the development of wheels in other industries. The future of the company is in other markets, primarily the industrial sector. The beauty of the wheel business is that many markets use the same wheel. Once we finalize our design for caster wheels, for example, the same size and shape will be used for wheelchairs, ambulance stretchers, hospital beds, lawnmowers and dozens of other applications.

The next market Shark Wheel is entering is the luggage industry. It is possible that during the duration of this campaign, the luggage will be released to the public. Shark Wheel accepted the strategic partnership with Athalon luggage because it views Shark

Wheel as a premium technology and will use the wheel on its entire line of products. The first release is high-tech luggage with magnetic pocket openings, GPS tracking, USB charging ports, double-zipper technology, a built-in scale, and of course Shark Wheels all controlled by your smart phone. This licensing deal will begin bringing in revenue in 2017.

Shortly after the luggage launch, Shark Wheel anticipates the release of it pallet jack wheel. Specifically, the 6 inch wide pallet jack wheel for ride-on pallet jacks will be the first wheel released. Shark Wheel is in a development deal with a multi-billion dollar company in this industry and is moving to the contract phase in 2017.

The team

Officers and directors

Gary Fleishman	CEO
David Patrick	Chief Technology Officer
Zack Fleishman	Chief Operating Officer

Gary Fleishman
Former Vice President at Coldwell Banker, 35 years experience running businesses. Gary's management experience and business expertise in running companies for over 35 years serves Shark Wheel's vision of a professionally structured company that looks to establish itself as a major player in the energy industry. Gary has served as the Senior Vice-President and Regional Manager for the world's largest real estate company, Coldwell Banker. He is a well-established business guru that has developed real estate offices into number one producers. He has also been a successful concert promoter holding major events at the Hollywood Bowl. Gary is a self-made success as a real estate office manager as well as business course designer and motivational speaker. He also developed the first NFL independent website for the then L.A. Raiders football team over 15 years ago. As the manager of the Palos Verdes Estates, Malaga Cove Coldwell Banker, Gary has worked at Coldwell Banker for over 20 years (1997). Gary is a leader of companies and has been for decades. Gary is the original financier of Shark Wheel and is committed to exceeding the company's potential. Gary is involved in all Shark Wheel negotiations and business dealings. Bachelors degree in recreation (1968) and masters in special education (1972) and minor in psychology at LA State University (now CSULA).

David Patrick
Inventor of the Shark Wheel and the 4 Sphere turbine, David is on his third startup company. David previously was the founder of Proventedge Technologies, a California software company focused on the mortgage banking industry. Prior to creating his software company David was the founder of California Capital, a mortgage banking firm. David currently serves as the Chief Technology Officer at Shark Wheel. He is a one-of-a-kind inventor and discovered a fundamental shape inherent in Nature's

motions. David believes in the phrase 'innovate, never imitate' and he is constantly in development on various wheel applications and improving the existing design for new generations of release. Shark Wheel is David's third startup company. His first company, Pacific Western Financial did loans in the state of California. Eventually Pacific Western became California Capital, funding tens of millions of dollars in mortgage backed loans all across the United States. During this time, David's internal systems led his company to be successful and he was a leader in his industry, revolutionizing many key processes using technology instead of manual systems. Once the company was sold in 1997 David took the technology he developed and founded the Provantedge Software company. The software was designed for the entire mortgage banking industry and was a true end to end solution. Provantedge processed all types of loans from FHA, VA, Conventional and all others for all 50 states. The software that he designed along with his partner was light years ahead of his competitors and was the first of its kind to introduce many new technologies. He sold his advanced software to companies including Boeing Employees Credit Union, Ford Employees Credit union and many other financial institutions. Provantedge was also the first company to successfully submit loans to Freddie Mac when the industry was in its infancy. David was instrumental in inventing an all in one system that revolutionized the industry by being the first to use XML standards. His software is still in use today. David was the founder at Provantedge along with his partner David Hall and worked on this project and company from 1997-2003. David also served as inventor and CTO at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. David attended Orange Coast College with an engineering focus but left to pursue a career as an entrepreneur.

Zack Fleishman
Third startup company as Chief Operating Officer. Pro tennis player for 10 years. Handles day-to-day operations for Shark Wheel. Zack brings tremendous strength to the Shark Wheel management team. Ranked #11 in the United States on the ATP Professional Tennis Tour, he proved that he is no stranger to hard work, sacrifice, and success. Having been a professional athlete for over ten years (2000-2011 with 4 injury-riddled seasons) instilled in Zack a tremendous work ethic and attention to detail. While on the ATP Tour, Zack started his own company, Z Management, which turned into one of the most successful tennis instruction businesses in Southern California. Z Management has created junior champions, adult champions and has secured many scholarships to various universities. Zack began by getting Shark Wheel into the Los Angeles Cleantech Incubator as one of its resident portfolio companies. It was there that Zack chose to launch a Kickstarter campaign (2013) to bring the Shark Wheel idea to the masses. Zack also served as Chief Operating Offices at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended UCLA with business and economics major.

Related party transactions

In 2015, the Company issued a note to a co-founder of the Company. The note is unsecured, bears no interest, and has no fixed terms of repayment. The note receivable totaled $25,812 as of December 31, 2016 and 2015. In June 2017, a co-founder of the Company extended a working capital loan of $25,000 with an interest rate of 6% to the Company. The loan will mature with a lump sum payment due in June 2018.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Shark Wheel patents and other intellectual property could be unenforceable or ineffective.** Shark Wheel is currently patent pending in dozens of countries. No patents have been issued to date. It cannot be guaranteed that Shark Wheel is issued its patents. There is strong reason to believe the patents will be issued however, but it cannot be known.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Any valuation at this stage is speculation.** No one is saying the company is worth a specific amount. They cannot. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. As explained earlier, we have determined the valuation based on many factors, including past rounds. Ultimately, it is up to the investor to decide if the valuation is accurate.
- **Shark Wheel trademarks may not be issued.** One trademark has been issued for skateboarding and roller skate wheels in the United States. Other trademarks are pending in China and other trademarks in various industries are pending in the United States.
- **Innovative technology is not always adopted.** There are occurrences of many interesting and innovative technologies not being adopted by the masses. Shark Wheel feels that its $700,000+ sales in 2016 in the skateboarding industry is a good indication of people interested in buying the wheels. But, there are no proof points that people want to buy Shark Wheels in other industries outside of skateboarding, longboarding, and roller skating.
- **Further scientific tests could show the Shark Wheel to be inferior.** Current and preliminary scientific testing has shown the Shark Wheel to have advantages in friction, speed, longevity and off-road ability. But, future testing could show inferiority in certain areas. For example, Shark Wheel has already identified 4 markets where its wheel will never be used: bicycles, motorcycles, 2-wheeled

scooters and rollerblades. The Shark Wheel does not perform well when leaning or tilting past a certain angle. Although dozens of markets are a good fit for the Shark Wheel, 4 markets have been identified as a bad fit.

- **Large capital requirements.** Shark Wheel believes it is primarily a licensing entity and therefore will not require large amounts of capital. But, Shark Wheel plans to manufacturer skateboard, longboard, roller skate and pallet jack wheels. There will be large inventory purchases for the listed markets and there could be more need for capital in the future.
- **Lawsuits** No company is immune from lawsuits. Although Shark Wheel does have General Liability and Product Liability insurances, it is conceivable that an event could occur in the future where Shark Wheel must face high legal costs.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gary Fleishman, 25.37% ownership, Membership Units
- Zack Fleishman, 25.37% ownership, Membership Units
- David Patrick, 23.54% ownership, Membership Units

Classes of securities

- Membership units: 15,250,024

Outstanding Units

250,000 of the units listed directly above are not issued. They are in the form of a warrant, held by an investor of Shark Wheel. The investor has until December 31, 2017 to choose to execute the warrant at a $12 million valuation.

Voting Rights

The Shares are non-voting except as otherwise required by applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay

dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, the holders of the Shares shall be entitled to receive any distributions available to the holders of Common Stock on a pro rata basis to the holders of the shares of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future. Units are not transferrable. This Crowdfunding Campaign is offering Class B non-voting units.

What it means to be a Minority Holder

As a minority holder of this investment into Shark Wheel, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Shares are non-voting.

No preferred shares have been issued in Shark Wheel. Minority investors will receive disbursements based on the pro rata amount of units they own. In layman terms, all investors will be paid disbursements (when the managing members determine it is time to disburse funds) without any preferential treatment.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Shark Wheel entered the skateboarding industry in May of 2014. The first year of revenue (2014) was a condensed 7 month time period. Revenue for 2014 was: **$236,552.55.** Gross sales for 2014 include Shark Wheel's $79,300 Kickstarter campaign that launched the company.

On May 15, 2015, Shark Wheel aired on Shark Tank on the season 6 season finale. 2015 revenue: **$541,696.00**

In 2016, Shark Wheel saw additional growth of skateboard sales. 2016 revenue: **$708,820.00**

Shark Wheel has invested heavily in the future of the company. Taking into account the front-loaded Research and Design expenditures, Shark Wheel is cash flow negative. Once the licensing deals start to materialize (luggage is expected in Fall of 2017) and Shark Wheel begins manufacturing in other industries (pallet jack wheels, wheelchairs and others in 2018), Shark Wheel anticipates positive cash flow moving forward.

At the moment, Shark Wheel is primarily a Research and Development company, evolving into a licensing entity. Shark Wheel's manufacturing markets will be limited, keeping the capital needs to a minimum.

Cost of goods sold in 2015 were $298,469.00, while cost of goods sold in 2016 were $313,314.00.

2015 losses were $434,788.00. 2016 losses were $424,214.00

Financial Milestones

Shark Wheel is investing for continued growth of the brand in skateboarding, longboarding, and roller skating. Shark Wheel is primarily investing in the development of wheels across dozens of markets with licensing deals as the end goal.

Shark Wheel anticipates generating over $5 million in gross income per year just for pallet jack wheels. Pallet jack wheels are part of a larger market called the material handling industry. There are many other wheels besides pallet jack wheels, also known as load wheels, within the industry. After entering the market with its load wheel, Shark Wheel will immediately begin designing the larger drive wheels for use on a variety of machinery.

The signed licensing deal with Athalon is a financial milestone that qualifies as the first deal outside of Shark Wheel's core market. Smart luggage, golf luggage, kids backpacks, laptop cases and other travel bags will all use Shark Wheel Technology. Terms of the deal can be released upon contacting Shark Wheel and signing a non-disclosure agreement.

Licensing deals are the future of the company. Shark Wheel anticipates signing 4-8 new licensing agreements per year once development is completed. A traditional royalty of 8% is standard in many industries, although there is variance depending on many factors.

Shark Wheel has a signed development deal with one of the largest companies in the Material Handling industry. The development agreement calls for contract

negotiations to begin in August 2017 with the 6" pallet jack wheel being the first product to reach commercialization.

Shark Wheel has a signed term sheet with one of the largest manufacturers in the lawn and garden industry.

Shark Wheel has a signed term sheet with one of the largest medical companies in the industry with ambulance cot wheels being the first product to reach commercialization.

Liquidity and Capital Resources

Shark Wheel sees a path to substantial growth using the investment funds from this campaign and the funds from an existing warrant held by a current investor. With that said, it is entirely possible that Shark Wheel decides in the best interest of the company to raise additional capital in the future. The more focus Shark Wheel has on licensing revenue, as opposed to manufacturing, the less capital the company will require as it grows.

Shark Wheel understands that it takes money to build a strong foundation with great talent to maximize the company's potential. It will always make calculated decisions with the best interest of the company in mind.

Shark Wheel will immediately use the investment funds from this campaign. The money will immediately be used for wheel development, inventory purchases and patent protection. There is a version 2.0 design that needs to be filed with the US patent office.

Shark Wheel must pay off one relatively small loan. The loan is $25,000 from the CEO of Shark Wheel. The money is currently being used just for inventory purchases for the skateboarding industry. The interest on the loan is only $125 per month (0.5% per month). Shark Wheel will use investment funds to pay off this loan.

One of Shark Wheel's investors holds a warrant that expires in December of 2017.

Indebtedness

Shark Wheel has an outstanding loan for $25,000 that is owed to the CEO of the company. The terms of the loan are 0.5% interest per month ($125 interest per month). The funds are being used strictly for inventory purchases. Investment funds will be used to immediately pay the loan in full. If for some reason the loan is not paid back by June 7, 2018 a balloon payment of $25,000 plus interest payments will be owed. Shark Wheel anticipates paying back the loan in full within 30-45 days of this campaign launching.

Recent offerings of securities

- 2014-07-21, Section 4(a)(2), 75000 Class A Common Stock - Equity. Use of

proceeds: Development of skateboard wheels, skateboard wheel molds, operating expenses. Three investors came in at a $10 million valuation. Equity investment - member units sold.

- 2015-04-27, Section 4(a)(2), 50000 Class A Common Stock - Equity. Use of proceeds: CTO David Patrick sells shares back to Shark Wheel. Equity agreement - member units sold.
- 2015-09-25, Section 4(a)(2), 25000 Class A Common Stock - Equity. Use of proceeds: Research and development, inventory purchases. One investor comes in at a $10 million valuation. Equity investment - member units sold.
- 2016-03-15, Rule 506(b) of Reg D, 750000 Convertible Note. Use of proceeds: Research and development, prototyping, inventory purchases. Convertible note investment - converted to equity, member units sold. Conversion of note in March 2016. Aggregate amount raised $750,000.
- 2016-03-15, Section 4(a)(2), 500000 Class A Common Stock - Equity. Use of proceeds: Research and development, prototyping, inventory purchases. Equity investment - member units sold.
- 2014-04-22, Section 4(a)(2), 27000 Class A Common Stock - Equity. Use of proceeds: Operational expenses. Research and design. Mold making. Inventory purchases. Equity investment - member units sold.

Valuation

$15,000,024.00

Fair market value was determined to be $10,000,000 based on the patents alone before the company officially entered the market in 2014. Multiple sophisticated investors invested at the $10 million valuation as early as 2014. In January of 2017, a warrant was issued at a $12 million valuation. That valuation was determined before multiple-industry-leading companies contacted Shark Wheel about making wheels for their industry. Shark Wheel's valuation was determined in a joint effort by the officers of the company, the company's law firm Wilson Sonsini, and other consultants to Shark Wheel. Since that time, many opportunities to enter other markets with industry-leading companies have arisen. In that time frame, development on multiple wheels has been completed and has driven the valuation up to $15 million dollars.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds	$10,000	$1,070,000
Start Engine Fees	$600	$64,200
Net Proceeds	$9,400	$1,005,800
R&D	$2,000	$500,000
Marketing	$0	$50,000
Working Capital	$1,650	$155,800
Patent	$1,000	$25,000
Inventory	$2,500	$250,000

Loan Payment	$2,250	$25,000
Total Use of Net Proceeds	100%	100%

Shark Wheel is seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 24 months and plan to use the net proceeds of approximately $1,005,800 over the course of two years, setting the company up for perpetual cash flow positive status.

Shark Wheel is raising capital to continue to grow its current core market of skateboarding, but its primary reason for obtaining capital is to complete the research and development of wheels for various other industries. Shark Wheel will immediately use investment funds to pay off an existing loan, complete development of wheels for various markets, make necessary inventory purchases, and hire necessary talent that will help accelerate the growth of the company.

Shark Wheel has been so focused on the company's future development, it has never had a sales team or a real marketing budget. Shark Wheel is in hundreds if not thousands of retail shops around the world even though it has never made a phone call or a sales pitch to get its product into stores. All stores to date have reached out to Shark Wheel to carry the product or have purchased through distributors. Some investment funds will be used to bring in salespeople that have been immersed in the skateboarding industry.

Shark Wheel's primary use of proceeds will be to continue developing wheels with the end-goal to license the technology to industry leaders. Everything from industrial equipment, to medical equipment, to farming equipment and even to toys. Investment funds will be used to take control of the testing procedures and hire a 3rd party testing lab to verify all of Shark Wheel's advantages in each use. This will greatly expedite the commercialization process.

Shark Wheel currently has terms with vendors, such as its skateboard wheels manufacturer and its metal machinist who makes some of its molds. Currently, Shark Wheel owes its metal machinist under $10,000, although none of the payments are late. Shark Wheel's total bills for its skateboard wheel manufacturer currently (as of 7/11/2017) total $47,056.82. Shark Wheel will pay $14,151.027 of the bill before withdrawing money from this campaign. The remainder will be paid by investment monies.

Shark Wheel pays its skateboard manufacturer multiple times per month, every month as inventory continues to roll in. Furthermore, two of Shark Wheel's executives have foregone multiple payroll cycles in the best interest of the company. Foregone payments have been used to purchase more inventory to keep growing the company's sales.

Irregular Use of Proceeds

Shark Wheel might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary, as well as independent contract payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shark Wheel LLC

[See attached]

SHARK WHEEL, LLC

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015
(unaudited)

Together With Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Shark Wheel, LLC
Index to the Consolidated Financial Statements
(unaudited)

Independent Accountants' Review Report 1

Consolidated Balance Sheets 2

Consolidated Statements of Operations and Members' Equity (Deficit) 3

Consolidated Statements of Cash Flows 4

Notes to Consolidated Financial Statements 5

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Members
Shark Wheel, LLC
Lake Forest, California

We have reviewed the accompanying financial statements of Shark Wheel, LLC and subsidiaries (collectively the "Company"), a California LLC, which comprise the consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated statements of operations and members' equity (deficit), and of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
June 26, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

Shark Wheel, LLC
Consolidated Balance Sheets
(unaudited)

		December 31, 2016		December 31, 2015
ASSETS				
Current Assets				
Cash	$	233,640	$	74,956
Accounts receivable		4,138		7,797
Inventories		70,359		39,258
Advance to related party		23,240		16,022
Total Current Assets		331,377		138,033
Fixed assets, net		17,584		20,863
Intangible assets		9,246		11,236
Note receivable from related party		25,812		25,812
Other noncurrent assets		16,477		11,280
Total Assets	$	400,496	$	207,224
LIABILITIES & MEMBERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable	$	47,042	$	38,334
Accrued liabilities		8,327		52,256
Convertible debt		-		750,000
Total Current Liabilities		55,369		840,590
Members' equity (deficit)		345,127		(633,366)
Total Liabilities & Members' Equity (Deficit)	$	400,496	$	207,224

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC
Consolidated Statements of Operations and Members' Equity (Deficit)
(unaudited)

	For the Year Ended			
	December 31, 2016		December 31, 2015	
Revenue	$	708,820	$	541,696
Cost of goods sold		313,314		298,469
Gross Profit		395,506		243,227
Operating Expenses				
Sales and marketing		152,618		109,645
General and administrative		367,682		318,440
Research and development		209,110		147,143
Total Operating Expenses		729,410		575,228
Operating Loss		(333,904)		(332,001)
Other Expenses				
Loss on extinguishment		176,506		-
Interest expense		9,493		40,315
Interest income		(645)		-
Other expense		-		53
Loss Before Income Taxes		(519,258)		(372,369)
Income taxes		15,652		6,191
Net Loss	$	(534,910)	$	(378,560)
Beginning Members' Equity (Deficit)	$	(633,366)	$	(254,806)
Net loss		(534,910)		(378,560)
Extinguishment of convertible debt		988,400		-
Membership units purchased		525,003		50,000
Repurchase of membership units		-		(50,000)
Ending Member's Equity (Deficit)	$	345,127	$	(633,366)

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC
Consolidated Statements of Cash Flows
(unaudited)

	For the Year Ended	
	December 31, 2016	December 31, 2015
Cash Flow From Operating Activities:		
Net loss	$ (534,910)	$ (378,560)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation and amortization	7,981	10,348
Loss on extinguishment	176,506	-
Changes in operating assets and liabilities:		
Accounts receivable	3,659	(7,301)
Inventories	(31,101)	34,221
Accounts payable and accrued liabilities	26,673	63,136
Net cash used in operating activities	(351,192)	(278,156)
Cash Flow From Investing Activities:		
Advance to related party	(7,218)	(16,022)
Purchase of fixed assets	(2,712)	(6,094)
Purchase of intangible assets	-	(13,226)
Note receivable from related party	-	(7,707)
Other assets	(5,197)	8,317
Net cash used in investing activities	(15,127)	(34,732)
Cash Flow From Financing Activities:		
Repayment of note payable to related party	-	(33,000)
Issuance of convertible debt	-	250,000
Membership units purchased	525,003	50,000
Repurchase of membership units	-	(50,000)
Net cash provided by financing activities	525,003	217,000
Increase (Decrease) in cash and cash equivalents	158,684	(95,888)
Cash and equivalents, beginning of year	74,956	170,844
Cash and equivalents, end of year	$ 233,640	$ 74,956
Supplemental Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 15,652	$ 6,191
Interest	-	-
Non-cash investing and financing activities:		
Conversion of debt into LLC units	$ 811,894	$ -

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC
Notes to Consolidated Financial Statements
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Shark Wheel, LLC was formed on October 24, 2012 in the State of California. The consolidated financial statements of Shark Wheel, LLC and its subsidiaries (collectively the "Company" or "LLC") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Lake Forest, California.

The Company develops, manufactures, and markets helical wheels that, rather than being the traditional circular shape, are composed of one or many three-dimensional sine waves. The Shark Wheel is a more efficient wheel with performance advantages in speed, friction, longevity, and off-road capabilities. It provides better maneuverability over debris, water, and other conditions that deteriorate the performance of conventional wheels. It is currently marketed for skateboard, longboard, and roller skate applications, but future applications include luggage wheels, pallet jack wheels, ambulance stretcher wheels, wheelchair wheels, as well as other transportation and industrial applications. Shark Wheel has already begun development on many of these wheels, working with many industry-leading partners in development deals. Shark Wheel will manufacture in certain industries, and license its technology in other markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Shark Wheel, LLC and Subsidiaries, Shark Wheel Industrial Products, LLC, Shark Wheel Skate LLC, Shiver, LLC, and Shark Wheel Sports LLC (dba Fathom), its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2016 and 2015. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2016 and 2015, there was no reserve deemed required by us.

Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand and related product expiration dates.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

The Company accounts for modifications of its note terms in accordance with ASC 470-50, *Modifications and Extinguishments*. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an embedded conversion feature and the subsequent recognition of interest expense or the associated debt instrument when the modification does not result in a debt extinguishment. During the year ended December 31, 2016, the Company came to an agreement with convertible debt noteholders to convert the debt outside the terms of the original agreement, which resulted in extinguishment accounting. See Note 6.

Revenue Recognition
The Company recognizes revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Advertising
The Company expenses advertising costs as incurred.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to members' equity.

Income Taxes

The Company is a limited liability corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

During 2016 and 2015, the Company's largest supplier accounted for 72% and 75%, respectively, of its inventory purchases. We do not believe the loss of this supplier would have a negative long-term impact on our operations.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $351,192 and $278,156 for the years ended December 31, 2016 and 2015, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, we intend to fund its operations through the sale of products, debt financing, and a Regulation Crowdfunding offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – INVENTORIES

The Company had finished goods inventories of $70,359 and $39,258 as of December 31, 2016 and 2015, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5 – FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2016		December 31, 2015	
Furniture and Equipment	$	14,970	$	12,258
Molds		19,532		19,532
		34,502		31,790
Less accumulated depreciation		(16,918)		(10,927)
	$	17,584	$	20,863

Depreciation expense for the years ended December 31, 2016 and 2015 was $5,991 and $8,358, respectively.

NOTE 6 – CONVERTIBLE DEBT

In 2014, the Company issued convertible debt with a total principal amount of $500,000. In 2015, the Company issued additional convertible debt with a principal amount of $250,000. The notes were convertible into membership units based on the lesser of 85% of the unit price paid by other purchasers of membership units sold by the Company in a qualified financing event and the unit price resulting from a $10 million valuation. The debt had an interest rate of 6% per annum, a term of two years, and would have automatically converted upon a qualified financing event.

In March 2016, the Company and noteholders agreed to voluntarily convert the note outside of a qualified financing event. The noteholders received bonus interest equal to the amount of interest that would have accrued had the notes been held to maturity and also received a 15% discount on the LLC unit price upon conversion. Accordingly, the Company recognized a loss on extinguishment of $176,506 based on the fair value of the units at the time of conversion. The fair value was based on the price of recent sales of units for cash. The notes were converted into 1,282,119 LLC units upon settlement of the related debt.

NOTE 7 – RELATED PARTY TRANSACTIONS

In December 2015, the Company issued a note with a principal amount of $25,812 to one of its co-founders. The note has an interest rate of 2.5% and a term of five years. The note will mature with a lump sum payment due in December 2020. The note receivable balance was $25,812 as of December 31, 2016 and 2015.

Shark Wheel Skate, LLC has advanced funds to a company whose members are also members of Shark Wheel, LLC. The advance to related party balance was $23,240 and $16,022 as of December 31, 2016 and 2015, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Leases
The Company leases office and warehouse facilities in Lake Forest, California. The existing lease was extended in January 2017 through January 2020 with base rents ranging from $2,234 to $2,470. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2016:

2017	$	38,482
2018		40,290
2019		41,702
2020		3,485
	$	123,959

NOTE 9 – MEMBERS' EQUITY (DEFICIT)

As discussed in Note 10, the Company approved a forward unit split, which resulted in retroactive presentation of all unit information for the periods presented. As of December 31, 2016 and 2015, the Company had outstanding LLC units of 15,000,024 and 13,036,880, respectively, as adjusted for the split.

During April 2015, the Company repurchased 76,754 units from an existing LLC member for $50,000. Additionally, in November 2015, an investor entered into a subscription agreement with the Company to purchase 64,860 LLC units for $50,000 with rights to purchase an additional 64,860 units at $0.77 per unit by November 2016. These rights were not exercised and expired in November 2016.

During March 2016, a group of investors entered into subscription agreements with the Company to purchase 324,298 LLC units for $250,000 with rights to purchase an additional 324,298 units at $0.77 per unit by the end of December 2016. The investors exercised their rights to purchase the additional 324,298 LLC units during the remainder of 2016 for aggregate proceeds of $250,000.

Also in March 2016, the Company's convertible debt converted into 1,282,119 LLC units upon settlement of the related debt. Refer to Note 6–Convertible Debt for further discussion. Additionally, one of the convertible debt noteholders purchased an additional 32,429 units outside of the conversion.

The Company's profits and losses are allocated pro rata to members based on their ownership percentages.

NOTE 10 – SUBSEQUENT EVENTS

In January 2017, the Company received an installment loan of $14,000 with an interest rate of 6.9%, payable in monthly installments over six months.

Also in January 2017, the Company issued a warrant to an existing LLC member with the right to purchase additional LLC units up to a maximum of 10% of the Company at a $12 million valuation. The warrant's exercise period expires on December 31, 2017.

In June 2017, a co-founder of the Company extended a working capital loan of $25,000 with an interest rate of 6%, per annum, to the Company. The loan will mature with a lump sum payment due in June 2018.

Also in June 2017, the Company amended and restated its operating agreement. The amended and restated operating agreement included a forward unit split, in which each outstanding member unit was split and converted into 1,192 voting units. Immediately following the forward unit split, the Company had 15,000,024 voting units outstanding. Additionally, the amended and restated operating agreement provided for non-voting units.

We have evaluated subsequent events that occurred after December 31, 2016 through July 26, 2017, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Shark Wheel is pending **StartEngine Approval.**

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Investors

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Raised of $10K - $100K goal

Shark Wheel

The Reinvention of the Wheel

Small OPO · Lake Forest, CA
Business to Business
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share

We Reinvented the Wheel. Literally.

Invest in Shark Wheel

Why reinvent the wheel? For 5,000 years the wheel has been the go-to design for most types of transportation. In fact, no one considered there could be a better design. Th[illegible] wheel was always considered the final design with no room for improvement.

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SHARK WHEEL
WE REINVENTED THE WHEEL. LITERALLY
TRADITIONAL WHEEL
A traditional wheel shape will "knife" into a soft surface, digging deeper and deeper with each rotation until the forward motion stops.
SHARK WHEEL
The alternating pattern of the shark wheel "bites" into a soft surface.
This keeps the wheel from digging in and allows it to travel effortlessly across the top of the surface on a much larger, and more efficient contact patch.
CONTACT PATCH
(HIGH FRICTION SURFACE)
CONTACT PATCH
(LOW FRICTION SURFACE)
SHARK WHEEL


Regular Wheel
Shark Wheel

Enter Shark Wheel inventor, David Patrick, who refused to accept the status quo. Not only did David create a shape that was drastically different, but he envisioned the shape possessing inherent advantages built into it. His search to improving the wheel was an uphill battle against industries that were not used to change. He needed to prove his idea was revolutionary.

I met David through my tennis coach who thought I could help him build a business around his invention. As a former professional tennis player on the ATP Tour for 10 years, I was no stranger to hard work, long hours, and relentles determination. I immediately saw the vast opportu joining forces with David to help bring the sine wave wheel to life. I imagined a skateboard company introducing a new wheel where the skater is safer going over debris and other rough terrain. I imagined a farmer whose tractor creates unwanted trenches in the field and being able to help that farmer save money and not dig a trench with our wheels. I imagined a wheelchair user having the freedom to go more places without rough terrain standing in their way.

Shark Wheel is a company located in Lake Forest, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. The Shark Wheel is flat on six sides and displays many scientifically proven advantages compared to the t wheel. Having won multiple international competiti skateboarding industry, the Shark Wheel has proven to be a high-performance product.

The patent pending Shark Wheel is a perfect fit for transportation use including wheelchairs, strollers, wagons, farming equipment, military applications, ATV vehicles, shopping carts, tricycles, hand trucks, printers, toys, iv poles, casters, roller skates, luggage, forklifts, office chairs, wagons, vacuums, hospital beds, ambulance cots, other medical equipment and much more. Please see our **Shark Wheel Industrial Products** section below to learn more.

I am a passionate entrepreneur whose mission is to enhance mobility and make lives better. I invite you to join mission, become a part of the company, and join th revolution that is Shark Wheel. Help us reinvent the wheel and together we will change the future of transportation.

-Zack Fleishman, COO

The Opportunity

Investment

$1 / share

When you invest you are betting the company's future value will exceed $15.1M.

Perks

$250+ 25% off anything on SharkWheel.com up to $1,000 in purchases

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$1,000+ 50% off anything on SharkWheel.com up to $1,000 in purchases

$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

Our mission is to enhance mobility by providing a safer wheel with more versatility.

Shark Wheel Company Structure

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Company Structure

Shark Wheel LLC is the parent company that holds patents. There are currently four subsidiaries that operate underneath. **All investors will take ownership in the parent company and be a part of every wheel market Shark Wheel ever enters into.**

Other entities will most likely be created in the future. Shark Wheel is working diligently on a wheelchair wheel that will increase performance for the powered and manual wheelchair markets. Shark Wheel is planning a big launch in 2017.

Creating subsidiaries gives Shark Wheel the option to sell a portion of its company as it grows. This is one strategy that Shark Wheel is considering moving forward.

Four Current Entities

Shark Wheel Industrial Products
All industrial applications including pallet jacks, forklifts, hospital beds, ambulance cots, etc.

Shark Wheel Skate LLC
All skateboard and roller skate wheels and bearings.

Shiver LLC
All skateboard components including decks, trucks, etc.

Shark Wheel Sports LLC (DBA Fathom)
Mass market and specialty store division. Sells ska

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scooters, roller skates, etc.


SHARKWHEEL INDUSTRIAL PRODUCTS
INCLUDES LICENSING AND MANUFACTURING OPPORTUNITIES
• Luggage, Pallet Jacks, Forklifts, Ambulance Stretchers, Hospital Beds, Casters, Central Pivot Irrigation, Lawn/Garden Equipment, Wheelchairs, etc.
• Shark Wheel determines on a case-by-case basis if it is more advantageous to license its technology or manufacture in each industry
SWIP
SHARK WHEEL SKATE LLC
CONTROLS ALL SHARK WHEEL SKATEBOAD SALES
SWS
• All revenue generated from May 2014-Present is Shark Wheel Skate LLC sales
• Distribution in over 20 countries
• Over 30% growth from 2015-2016 sales. New SKUS for 2017
• 60mm wheels with 2 unique formulas
• 70mm wheels with 2 unique formulas
SHARK WHEEL
PARENT COMPANY
HOLDS ALL PATENTS
• Manufactures and sells skateboards, longboards, decks, trucks, bearings, hardware, and wheels. Created to sell everything that is not Shark Wheels for the skateboarding market
• The public views Shark Wheel and Shiver as separate companies that collaborate on occasion
• Online sales, wholesale sales, social media presence
• Shiver branded and Shiver developed high-performance trucks and high-performance, precision engineered bearing
SHIVER
PREMIUM SKATEBOARD BRAND
SHIVER LLC
• Manufactures and sells plastic skateboards, wooden skateboards and wooden longboards at a lower price point. All sourced from China
• Fathom is currently obtaining purchase orders fr Sporting Goods, Walmart, Toys R Us
FATHOM
• Fathom was created to enter the mass market at a lower price point without damaging the Shark Wheel brand. Wheels will have the same shape, but will say Shark Wheel Jr. on the side of the wheels to denote a lower-priced product specifically for kids
MASS MARKET/SPECIALTY STORE ARM
FATHOM

Shark Wheel in the Media



Shark Tank Season 6 Finale (1st Pitch)



Discovery Channel - Daily Planet Episode



FedEx Online Commercial (Shark Wheel Centric)



FedEx Online Commercial (FedEx Centric)



FedEx Online Comme (Newest Video)

More Shark Wheel Videos



Shark Wheel Inventor Discusses Origin of the Shark Wheel


BEST WHEELS IN THE WORLD!
-ANDREA CASTILLO

Shark Wheel Freeride (Visionary Theory Edit)



Shark Wheel Montage (In-House Edit)



Shark Wheels in Snow (Rider-Submitted Video)

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Ten Current Industrial Products

Below is a list of industries, with company names omitted for disclosure purposes, that Shark Wheel is actively developing wheels for. To obtain more detailed information, it is necessary to sign an NDA directly with Shark Wheel. Shark Wheel is working with the #1 company in various industries, including a Fortune 500 company.

All Shark Wheel subsidiaries are included in this investment. Shark Wheel Industrial Products LLC will be the largest arm of the company.

1. Luggage

Signed licensing deal. Smart luggage launch Q4 2017 under the Sky Valet brand. Followed by Samsonite golf luggage, Harley Davidson luggage, kids backpacks, laptop cases, other bags. Shark Wheel's luggage partner is Athalon, who owns the license to the above brands.

Click below to view a video.


THE PRODUCT
SkyValet
Bluetooth
ANDROID APP ON
Google play
Available on the
App Store

Sky Valet **Features:**

-Shark Wheels for swiveling, rough terrain and light weight
-Charge your phone with USB ports
-Double zipper for enhanced security
-GPS tracking - no more lost bags
-Magnetic openings for quick openings
-Built-in scale to prevent overage fees
-Controlled by an app on your cell phone

2. Central Pivot Irrigation (Farming)

Developing wheel with one of the industry leaders. Over 4ft. tall prototype that was tested in the corn fields of Nebraska. Retail prices are $1,000 per wheel. Early *estimated* annual revenue $10+ million per year. This is a very rough assumption based on current data of selling over 16,000 wheels annually comparable to the leading technologies in the market. Shark Wheels were built for this industry to solve the issue of digging trenches. In testing to date, Shark Wheels pushed the soil to center, instead of digging a hole like a circular wheel. Agriculture is among the largest industries in the world. Shark Wheel anticipates this market being the highest grossing market it will ever enter. **Click below to view video of the Shark Wheel worki fields in the midwest.**



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3. Ambulance Cots

Developing wheel with one of the industry leaders. Licensing deal. Prototype version 1.0 complete, currently going through testing.



4. Pallet Jack

Developing wheel with one of the industry leaders. Prototypes completed. Currently being tested. After luggage in Q4 2017, pallet jack wheels are expected to be market entry point for Shark Wheel. Early *estim* $3.0M+ gross revenue per year for 6'' wheel. 125,000 wheels annually is the current number our partner in the industry has discussed with us for 6'' wheels only. 125,000 wheels gives Shark Wheel approximately $3M in gross revenue annually. $5M gross revenue per year for 4'' wheel. $5M gross revenue per year for drive wheel. These are *rough* assumptions based on current data and the current plan in place to manufacture in this industry (as opposed to licensing).



5. Manual Wheelchairs

Developing wheel in-house for a 2017 product launch. Front caster. Prototype version 1.0 completed. Working on version 2.0. Shark Wheel will conform to most standard attachments within the industry. Another innovation regarding the bearing is currently in development and is not ready for public disclosure. Kickstarter campaign will launch in 2017.



6. Hospital Beds

Developing wheel with one of the industry leaders. Licensing deal.



7. Zero Turn Mower (Lawn and Garden)

Developing wheel with one of the industry leaders. Only manufacturer we are working with. Makes the majority of the wheels in this industry. Licensing deal. Signed term sheet at 8% royalty. Early estimates are tens of thousands of wheels annually, which is information provided from our partner immersed in the market.



8. Casters

Developing wheel with one of the industry leaders. Massive market, countless types of industrial equipment. Various sizes and iterations. Licensing deal.


7, 39
65, 33
61, 27

9. Powered Wheelchairs

Developing wheel with one of the industry leaders. Licensing deal at 8%. Early *estimates* from our partner in this industry at 225,000 wheels in year one.



10. Forklift

Developing wheel with one of the industry leade stages.



Shark Wheel has been fortunate enough to be overwhelmed with opportunity. After airing on Shark Tank and the Channel, the company has been inundated with requests from industry leaders to develop a Shark Wheel for their industry. They are not only interested in differentiation, they are eager to have a better performing product that will increase their market share. **Shark Wheel seeks investment funds to expedite the above markets and to begin work on other markets that are waiting in line.**

Design & Advantages

Skinny Footprint / Wide Profile


Sand
Gravel
Hard and soft surface
ADVANTAGES
Wet terrains
Rough terrains
Turns

The Shark Wheel has the benefits of a thin wheel and a wide wheel in one shape. The infographic seen here shows how the Shark Wheel has the skinny footprint of the thin wheel combined with the wide profile of the large wheel.

Thin circular wheels:
Low friction, fast, maneuverable, easy to swivel.

Wide circular wheels:
Off-road ability, load-capacity, lateral grip, longevity.

Shark Wheels:
Low friction, fast, maneuverable, easy to swivel.
Off-road ability, load-capacity, lateral grip, longevity.

Industrial Wheel Advantage



Heat - Failure Points
Wheels typically fail in industrial sectors due to heat. Whether its friction, load, or an embedded nail, the failure points become heat-related. Shark Wheels have built-in heat vents that allow heat to escape. A traditional wheel attempts to steamroll over objects - this allows for small objects to become embedded into the wheel and for additional friction and therefore heat to build up leading to failure. Shark Wheel's natural design allows for heat to escape, thereby increasing the life of the wheel.

Military Advantages


WATER BASED USES -
PROPULSION AND FLOTATION
INFLATABLE UNDERBELLY
HOLLOW CORE SHARK WHEEL

Aquatic Ability
Amphibious vehicles do not receive propulsion from their wheels. Shark Wheels aim to change that. Traditional wheels simply spin in water and do not provide any forward thrust. Shark Wheel's natural design digs into the water left and right, much like a freestyle swimmer. The alternating movements of the wheel would create the first amphibious vehicle capable of wheel propulsion. This is just one example of many for a Shark Wheel military application. This is a future application Shark Wheel would like to build with the aid of grant funding for the Department of Defense, DARPA, or another government agency.

Skateboarding


SHARK WHEEL

Shark Wheel Product Line


SHARK


INNOVATE

Shark Wheel Team Riders



Shark Wheel Skateboard Divisions

1. Shark Wheel Skate

- Shark Wheel Skate LLC controls all Shark Whe skateboard sales
- All revenue generated from May 2014-Present is Shark Wheel Skate LLC sales
- Over 30% growth from 2015-2016 sales. New SKUS for 2017
- Distribution in over 20 countries
- 60mm wheels with 2 unique formulas
- 70mm wheels with 3 unique formulas

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CALIFORNIA ROLL
GHOST FORMULA
SIDEWINDER
MAKO FORMULA



Watch a pro longboarder reach speeds between 40mph-50mph down a mountain pass in California.

- 54mm wheels - launched Q2 2017
- 75mm wheels - downhill race wheels in development for 2018
- Electric longboard wheels in development for 2018

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2. Shiver

- Premium skateboard brand for Shark Wheel LLC
- Manufactures and sells skateboards, longboards, decks, trucks, bearings, hardware, and wheels. Created to sell everything that is not Shark Wheels for the skateboarding market
- Over 20 different style boards and graphics currently on order
- Custom-made truck with reversible hangar currently on order
- Two styles of bearings in production
- 100% carbon fiber deck in development
- Online sales, wholesale sales, social media presence

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3. Fathom

- Mass market/specialty store arm for Shark Wheel
- Manufactures and sells plastic skateboards, wooden skateboards and wooden longboards at a lower price point. All parts are sourced from China
- Fathom was created to enter the mass market at a lower price point without damaging the Shark Wheel brand. Wheels will have the same shape, but will say Shark Wheel Jr. on the side of the wheels and/or packaging
- Fathom is currently seeking purchase orders from Dick's Sporting Goods, Walmart China, Toys R Us China and many other retailers around the world
- Most of Fathom's products will be sold outside of the United States
- Selling OEM to various companies 2017
- Selling roller skate wheels through OEM partnerships in specialty stores 2017
- Partnership with KaZAM, another Shark Tank alum. KaZAM placed purchase order of 16,900 Shark Wheels in June 2017
- Sought-after hire, Chad Nelson, runs Fathom

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Shark Wheel World Champions




40





Use of Funds

Shark Wheel Industrial Products

Although there appears to be a countless variety of wheels in the world, many markets overlap. For example, once we finish the development of the ambulance cot wheel we will be able to sign licensing deals for wheelchairs, casters, lawnmowers, hospital beds, strollers and numerous other markets. They all use the same wheel. **Investment funds will immediately be used to accelerate the development of wheels across industries.** The future of the company lies in exploiting our patent into as many markets as possible. This is the primary use of funds. To be more specific, Shark Wheel will change the current model that it uses to bring a wheel to market. Shark Wheel currently signs a term sheet and a prototyping contract with each company to secure prototyping funds. It uses these funds to develop a wheel and send to the company for testing. We have learned that many companies do not have the proper testing facilities and procedures in place to test the wheels in an efficient and timely manner. With the investment funds, Shark Wheel will contract a 3rd party to handle all prototype testing. It will report directly to Shark Wheel and provide scientific and real world data. Shark Wheel will then sign contracts with each company after it is confident that the wheel is ready to enter the market. This gives Shark Wheel the ability to be proactive about its wheel development across industries. It will also greatly expedite the testing phase of each wheel.

Calit2

Calit2, which is an Institute for Science and Innovation located on the University of California, Irvine campus, will be the testing facility for Shark Wheel. The 120,000-square-foot building includes state-of-the-art labs that brings to over 100 companies as partners that Calit2 can lev real world testing. The testing will consist of three phases: machine testing, real world testing, and drafting of a scientific report. Shark Wheel is located 20 minutes away from the Calit2 headquarters, which will make for a streamlined process.

Calit2

Shark Wheel will also use investment money to fund inventory purchases. The purchase of wheels, trucks, decks, and bearings is essential to growing the skateboard of the company.

Shark Wheel Strategy - The Domino Effect


SHARK WHEEL
As seen on
Discovery Channel
SHARK TANK

R&D

Shark Wheel has primarily been a Research and Development company since 2014. Entering the skateboarding industry was the 'low-hanging-fruit'. It was a market with a low barrier to entry, a market in which consumers purchased wheels as a standalone item, and a market to act as a proof of concept. Shark Wheel proved the interest in the market and that the wheel is truly high-performance by winning several international competitions. Entering the skateboarding industry was also a way for Shark Wheel to pay the bills early on. Initially, it was a necessity for Shark Wheel to prototype various wheel sizes in different industries. There was much to learn about how a sine wave shaped

Completed Product

Shark Wheel believes that its skateboard wheel, longboard wheel, luggage wheel and pallet jack wheel are finished products. **Shark Wheel plans to extrapolate its current designs to enter other similar industries.** There will not be a need to continue prototyping any further for these congruent uses. For example, now that Shark Wheel completed its luggage wheel, it feels confident it can immediately license its technology to an office chair company without the need for further prototyping. The wheels in these industries are very similar and Shark Wheel plans to sign paperwork with all conceivable industries that would use an approximate 58mm wheel in a similar

Domino Effect

There appears to be countless markets that use a wheel. In fact, there are over 100 products in the industrial sector alone. It is important to note that Shark Wheel *does not need to prototype for each use.* **As explained above, once key wheel sizes and/o configurations are prototy flood gate of markets opens for licensing deals.** It is difficult to forecast Shark Wheel's revenue with any accuracy because licensing deals are expected to fall like dominos once each key wheel size is complete. The initial four wheel configurations are complete and three more are expected to finish by the end of 2017. Additionally, once the public sees the Shark Wheel on the many products

wheel works under load, while swiveling, with different amplitudes and frequencies, and in various sizes and iterations. Shark Wheel had to prove though scientific testing and real-world testing that the shape worked well and using certain factors, outperformed the circular wheel.

configuration. Even industries that scale up or down the size of the wheel in a similar configuration would work as well. Shark Wheel plans to sign licensing deals with scooter companies and other industries that use wheels similar to skateboard wheels. There would be no delay here either, as the design is considered final. No further prototyping is necessary.

The same can be said for pallet jack wheels. Any industrial application that uses a remotely similar wheel is ready for market with a Shark Wheel. The markets are vast in the industrial sector. Once Shark Wheel finishes prototyping its ambulance cot wheel, the market possibilities open up greatly. Dozens of industries use this particular configuration and Shark Wheel plans to exploit the completed design in as many industries as possible, as quickly as possible.

about to reach the market, other companies will move swiftly to add the cutting-edge technology to th product line. **Shark Wheel b is on the precipice of an explosion.**

Strategy

Shark Wheel will not have large capital requirements using this strategy. It will primarily be a licensing entity. The following list is a summary of Shark Wheel's strategy moving forward.

Brand

- Skateboarding and roller skating are the only markets that Shark Wheel will build a brand, manufacture and warehouse inventory.

Licensing Agreements

- Shark Wheel will license its technology to the vast majority of industries.
- Shark Wheel will license to companies that have specific testing requirements.
- One example is the ambulance cot company (name withheld for disclosure purposes). They requires high-level medical testing equipment and Shark Wheel will not do any forms of additional testing.
- Markets in which the wheel is assembled at the same factory as the final product.
- One example is Athalon (name included because **deal**

Manufacturing

- Shark Wheel will only manufacture under certain conditions.
- Each company must agree to warehouse Sha manufactured product in order for Shark Wheel to sign a Master Supply Agreement.
- Shark Wheel will not obtain large facilities to warehouse large amounts of inventory.
- Shark Wheel aims to work primarily with #1 or #2 in each market and sign an exclusive agreement.
- Shark Wheel will determine on a case-by-case basis if it is more advantageous to manufacture or license.
- Shark Wheel will arrange terms with the manufacturer so Shark Wheel does not need to float funds for inventory purchases.

is signed). Luggage is assembled at one factory.

- Industries that do not have a replacement wheel market.
- One example is strollers. Consumers do not replace their stroller wheels.
- Shark Wheel will license its technology to companies

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Additional Market Opportunities

Projects on Hold

The following are projects that Shark Wheel has signed terms sheets with/in talks with that have been put on hold until the above projects have been completed:

- *Wagons* - one of the industry leaders.
- *Kayak/Stand Up Paddle Carts* - one of the industry leaders.
- *Office Chairs* - one of the industry leaders.
- *Military Cases/Coolers* - one of the industry leaders.
- *Roller Skates* - one of the industry leaders.
- *Oil/Gas Industry* (Roller Conveyance) - one of the industry leaders.
- *Vacuums* - one of the industry leaders.

Identified Markets

The following are markets that Shark Wheel has identified an advantage in, but currently has no traction.

- Strollers
- Walkers
- Shopping Carts
- Golf Carts
- IV Poles
- Hand Trucks
- ATV Vehicles
- Military Vehicles
- Printers
- Gym Equipment
- Planetary Rovers
- Tricycles
- Toys

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Scientific Product Testing







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Test I - San Diego State University

Background

The Shark Wheel has been scientifically tested at the San Diego State University Mechanical Engineering Department.

In apples-to-apples testing, The Shark Wheel **was found to have a 15% longevity and 15% speed advantage.** Also, frictional tests were performed and some of the data is seen below showing a significant advantage compared to a traditional wheel.

Testing Equipment

Tests were performed and the testing rig **(seen above)** was designed and constructed by a team of engineering students at San Diego University, Mechanical Engineering Department. Tests are ongoing through December 2017. The testing rig is currently undergoing upgrades to accommodate larger size wheels.

The dynamic testing outlined in the following report was conducted at approximately 720rpms(17mph).

Test I/A: Rolling Resistance
(Time it takes the motor to reach full speed)

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Shark Wheel — **VS. Standard Wheel** —


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Trial 1: Experimental Results
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Trial 3: Experimental Results
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Test I/B: Rough Surface Rolling Resistance
(Off Road Capabilities)

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Shark Wheel — **VS. Standard Wheel** —


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Trial 1: Off Road Cabablities
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Trial 3: Off Road Cababilities
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Conclusion Test I

At a load of 30lbs the Shark Wheel demonstrated an average of 35.52% less rolling resistance at speeds ranging from 0-650rpms (approx. 15.5mph).

When loaded to 45lbs (per wheel) the Shark Wheel demonstrated 60.92% less rolling resistance.

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Rolling resistance, also called rolling friction, is an important factor in many industries.

Test II - Conducted by Major Wheel Manufacturer

Another scientific test done by the largest skateboard wheel manufacturer in the world. They compared Shark Wheel to the leading wheels in the market in an apples-to-apples test. Same diameter, same durometer (hardness), same material.


115%
Rebound Percent
80%
Rebound Standard
77%
Abrasion
7.9%
ABR Standard
10%
Rebound
Standard
77%
Shark Test 3
80%
Shark Test 2
80%
Shark Test 1
80%
70% 72% 74% 76% 78% 80% 82% 84%
Abrasion
12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0%
7.1% 8.1% 8.5% 10%
Shark 1 Shark 2 Shark 3 Standard
Shark 1
Shark 2
Shark 3
Formula Standards Rebound
Standard
Race
Slide
Freeride
Series1
72.0% 74.0% 76.0% 78.0% 80.0%

Rebound Test Percentage

Item	Rebound
Shark Test 1	80%
Shark Test 2	80%
Shark Test 3	80%
Standard	77%
Total	80%

70mm Rebound Standards

Item	Amount
Freeride	75.0%
Slide	78.0%
Race	78.5%
Standard	77.0%
AVE	77.1%

Shark Abrasion Test

Item	Amount	Per CP
Shark 1	7.1%	2%
Shark 2	8.1%	3%
Shark 3	8.5%	3%
Standard	10%	10%
AVE	7.9%	

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Conclusion Test II

The Shark Wheel showed a **15% rebound advantage**. Rebound translates directly to speed. In the abrasion resistance test, Shark Wheel demonstrated a significant advantage as well. The lower the number in the abrasion resistance graph, the better it performed.

Additional Testing

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In separate testing at a Canadian test facility, the Shark Wheel exhibited a **longevity/wear advantage**.

Tests performed by the German tv show, Galileo (similar to the Discovery Channel), found advantages in rolling resistance and off-road performance. The episode aired in December 2016.

Notable Milestones & Accomplishments







Media

- Aired on the most watched season finale in Shark Tank's history. Over 10 million Shark Tank viewers to date.
- Aired on Discovery Channel.
- Recently filmed and aired on Galileo TV in December 2016 (Discovery Channel of Germany).
- Filmed tv show, Xploration, airs between September and December 2017 on FOX.

Intellectual Property

- Created a mold that works in the same time frame and costs the same as any other wheel
- Patent filed in 30+ countries for the wheel.
- Patent filed for the mold.
- Trademark issued for Shark Wheel (for skateboard and roller skate wheels) in the United States and filed in China.
- Trademarks issued in United States for multiple industries (including lawn and garden, wheelchairs, ambulance stretcher, forklifts, pallet jacks, hospital beds, etc).

Miscellaneous

- Averages close to 90,000 www.SharkWheel.com page views per month in peak season. 18-24 largest demographic.
- Secured investments at $10 million valuation over 2 years ago.
- Secured investment from our law firm Wilson (Google, LinkedIn, Tesla, etc.). They are of the largest law firms in the country and rarely invest in their clients.
- Scientifically proven performance advantages. Friction, speed, longevity.
- Paid for over $100,000 worth of wheel molds that have already been amortized.
- Secured a combo space (offices, warehouse, showroom).
- Built an extensive database of over 25,000 active email subscribers.
- Created a prototyping division that secures signed prototyping contracts from major companies.
- Won a FedEx small business grant (1 of 10 co in the United States). FedEx has released two

Partners

- In talks with over 10 major companies to put Shark Wheels on their products. Development deals, term sheets signed, licensing agreement signed.
- Partnered with KaZAM, another Shark Tank alum, to create youth skateboards for the sporting goods industry. Skateboards reach the market in August 2017 under the Shark Wheel Jr. name. Initial test order is for 16,900 Shark Wheels.

FedEx-Shark Wheel commercials with over 1 million views. Third online commercial just launched soon. All videos can be seen above.

- Hundreds of 5 star reviews across Amazon for Shark Wheel's skateboard line.
- Created a tremendous buzz in the longboarding/skateboarding industry.
- Won multiple international skateboarding/longboarding competitions.
- Secured numerous international distributors.

Company History

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The Shark Wheel was invented by David Patrick. The sine wave shape was a repeating pattern that David discovered all throughout nature and is nature's preferred choice of motion. The sine wave can be seen in how snakes slither, fish and sharks swim, how the planets rotate around the sun, and even how humans walk with an alternating gait. The Shark Wheel name came from the wheel's identical shape to a shark's jaw (picture seen near top of campaign).

Shark Wheel launched through a Kickstarter campaign in June of 2013. Shark Wheel's fundraising goal of $10,000 was reached in 72hrs, finishing with $79,300 in a 30 day run. After the successful campaign, it took the company 7 months to solve the molding issues that prevented mass production. It was one thing to reinvent the wheel, then the company had to reinvent the mold, which is now patent pending.

Shark Wheel is able to pay the same price per wheel as any other wheel company. There is no price penalty or time penalty for any company choosing to use Shark Wheel products. For a company to violate Shark Wheel's patent and produce Shark Wheels in mass production successfully would be a massive undertaking that would prevent any copycat manufacturers.

Patents and Trademarks

Shark Wheel is patent pending in multiple countries including the United States. Investment funds will be used to continue to strengthen the existing patent. Funds will also be used to file more patents for new innovations and iterations. The inventor and CTO, David Patrick, already has next-generation versions of the Shark Wheel ready to be patented. Before prototyping and release, the first course of action would be filing a patent to achieve a patent pending status. Shark Wheel version 2.0 patent will be filed with investment funds. Pictures are not available at this time, as version 2.0 pictures released publicly before the filing date would violate the right to patent.

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Shark Wheel already has one issued trademark in the United States for skateboard and roller skate wheels. Other trademarks are pending in many industries including forklifts, pallet jacks, medical equipment, wheelchairs and others.

Shiver Product Line 2017


Blueswirl
Dropdown
The Turaga
Pintail Longboard
Daydreamer
Dropdown
Dakuwaqa
Pintail Longboard
OceanWave
Cruiser Skateboard
The Kadavu
Cruiser Skateboard


Kraken
Stikini
Downhill
Komoyo
Cruiser
Frenzy
Pintail Longboard
Dakuwaqa
DropThrough

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Social Media

Instagram

www.instagram.com/sharkwheel



Facebook

www.facebook.com/sharkwheel



SHARK WHEEL

Shark Wheel LLC Formed

David Patrick discovers sine waves are nature's preferred choice of motion and turns into a wheel. Company is formed with a Kickstarter campaign that will release within 9 months.

Shark Wheel Raises 800% of goal on Kickstarter

$79,300 raised by 1,094 backers in a shortened 30 day campaign.

SHARK WHEEL

Shark Wheel Officially in the Market

Shark Wheel ships its first packages out of the door of its offices in Lake Forest, California. Technically in the market for the first time in the skateboarding industry.

FedEx

Shark Wheel wins FedEx Nationwide Grant

Shark Wheel 1 of 10 companies in the United States to win the FedEx Small Business Grant. Shark Wheel's David Patrick and Zack Fleishman are flown out to FedEx's headquarters in Memphis, Tennessee.

FedEx

FedEx Online Commercials

FedEx flies a crew of 7 people to film Shark Wheel for the week. Two online Youtube videos are created, one with over 1 million views.

FedEx

FedEx Online New Commercial

FedEx releases new online ad: https://www.youtube.com/watch?v=llzHrZFmu-Q

SkyValet A SMARTER WAY TO TRAVEL

Sky Valet Luggage Kickstarter

The Luggage Kickstarter has already filmed and will be ... The ...s GPS tracking, magnetic openings, a built-in scale, built in USB ports, and Shark Wheels.

October 24, 2012 — November 2012 — June 2, 2013 — September 2013 — May 2014 — September 2014 — April 2015 — May 2015 — May 2016 — 2016 — April 2017 — May 2 — Summer 2017

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Shark Wheel files patent

Shark Wheel files patent shortly after forming Shark Wheel LLC. David Patrick is the inventor and assigns the patent to Shark Wheel LLC.

Shark Wheel on the Discovery Channel

After a successful Kickstarter campaign, the Discovery Channel's Daily Planet comes out to film Wheel for an de.

Shark Tank

Shark Wheel films on Shark Tank. It will be 8 months before the episode airs.

Shark Wheel Airs on the Season Finale of Season 6

Shark Wheel's David Patrick (CTO) and Zack Fleishman (COO) accept a deal with Mark Cuban, Kevin O'Leary (Mr. ick

Shark Wheel signs luggage licensing deal

Shark Wheel signs licensing deal with Athalon. Athalon owns licenses for Harley Davidson, Samsonite and Sky Valet in the luggage/golf equipment/travel bag industry.

Xploration: Nature Knows Best tv show on Fox

Filming completed May 2017, air date between September-December 2017. The tv show centers around biomimicry, showing inventions that relate to nature.

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In the P

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SHOW MORE

Meet the Founders



Gary Fleishman

CEO

Former Vice President at Coldwell Banker, 35 years experience running businesses. Gary's management experience and business expertise in running companies for over 35 years serves Shark Wheel's vision of a professionally structured company that looks to establish itself as a major player in the energy industry. Gary has served as the Senior Vice-President and Regional Manager for the world's largest real estate company, Coldwell Banker. He is a well-established business guru that has developed real estate offices into number one producers. He has also been a successful concert promoter holding major events at the Hollywood Bowl. Gary is a self-made success as a real estate office manager as well as business course designer and motivational speaker. He also developed the first NFL independent website for the then L.A. Raiders football team over 15 years ago. As the manager of the Palos Verdes Estates, Malaga Cove Coldwell Banker, Gary has worked at Coldwell Banker for over 20 years (1997). Gary is a leader of companies and has been for decades. Gary is the original financier of Shark Wheel and is committed to exceeding the company's potential. Gary is involved in all Shark Wheel negotiations and business dealings. Bachelors degree in recreation (1968) and masters in special education (1972) and minor in psychology at



David Patrick

Chief Technology Officer

Inventor of the Shark Wheel on his third startup company. First two companies sold for multi-million dollar deals. David serves as the Chief Technology Officer at Shark Wheel. He is a one-of-a-kind inventor and discovered a fundamental shape inherent in Nature's motions. David believes in the phrase 'innovate, never imitate' and he is constantly in development on various wheel applications and improving the existing design for new generations of release. Shark Wheel is David's third startup company. His first company, California Capital, became the #2 mortgage company in the State of California, grossing $800,000 per month. David was the founder and worked there from 1991-1997. The software that he designed to run his company was light years ahead of his competitors. His second business, Provantedge, was selling the software he originally created at California Capital. He sold his advanced software to companies including Boeing and Ford. His software is still in use today. David was the founder at Provantedge and worked there from 1197-2203. David also served as inventor and CTO at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended Orange Coast College with an engineering focus.



Zack Fleishman

Chief Operating Officer

Third startup company as Chief Ope Officer. Pro tennis player for 10 years. Handles day-to-day operations for Shark Wheel. Zack brings tremendous strength to the Shark Wheel management team. Ranked #11 in the United States on the ATP Professional Tennis Tour, he proved that he is no stranger to hard work, sacrifice, and success. Having been a professional athlete for over ten years (2000-2011 with 4 injury-riddled seasons) instilled in Zack a tremendous work ethic and attention to detail. While on the ATP Tour, Zack started his own company, Z Management, which turned into one of the most successful tennis instruction businesses in Southern California. Z Management has created junior champions, adult champions and has secured many scholarships to various universities. Zack began by getting Shark Wheel into the Los Angeles Cleantech Incubator as one resident portfolio companies. It was that Zack chose to launch a Kickstarter campaign (2013) to bring the Shark Wheel idea to the masses. Zack also served as Chief Operating Offices at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended UCLA with business and economics major.

LA State University (now CSULA).

And the Rest of the Team



George Wong

CFO

Created numerous startups. A wealth of knowledge in financials, sourcing, and strategies. From 1975 through 1983, George Wong was a member of the advisory board to the California Senate Select Committee on Small Business Enterprises. His expertise led to tax-friendly and capital formation breaks for companies involved in the then-emerging solar energy industry. From 1988 through 1994, Mr. Wong's consulting clients included General Motors' Allison Gas Turbine division, which is now a unit of Rolls Royce. Simultaneously, George was the Vice President of Operations at the Legal Information Technology Group in Los Angeles. The process changes, retraining, and automation increased productivity 35%. George earned his bachelor's degree in Aerospace Engineering at the Vertibi School of Engineering, and an MBA from the Marshall School, both at the University of Southern California. George handles all financial-related activities and is heavily involved in strategic sourcing in China.



Pedro Valdez

Chief Engineer

Expert mold maker, head of engineering. Pedro Valdez is Shark Wheel's secret weapon. He is the most sought after Hollywood mold-maker, as he is called into nearly every major film to produce intricate superhero costumes, monster faces, and intricate molds. He is a two-time Emmy award winning makeup effects artist and his credits include Ironman, Batman, Independence Day, Star Trek, Stargate, Pirates of the Caribbean, Spiderman, Grey's Anatomy, Nip/Tuck and dozens of other films and tv shows. Currently, Pedro builds all of Shark Wheel molds and is the head of the prototyping division. He was the lead engineer on reinventing the mold for Shark Wheel to go into mass production. Shark Wheel subsequently filed a patent for the molding process he was integral in developing. Pedro is an extremely talented artist and engineer and helps collaborate on future generations of Shark Wheel products.



Chris Patrick

Distribution - Skateboard Division

Head of Shark Wheel Sales and Account Management Chris has over 25 years of account management with an extensive sales background. He has worked for several multi-billion dollar companies as well as ran his own successful referral network over the last 10 years. Chris has managed dozens of sales teams as well as operations for large bank and real estate companies and has a proven track record of success. Chris prides himself on a flawless record of customer service and customer satisfaction. At Shark Wheel, Chris oversees global distribution accounts. He has strategically inked exclusive and non-exclusive deals with international wholesalers, sending as few as 10 sets of wheels to retail shops and as many as 960 sets (full pallet) to distributors. Chris prepares shipments, sends order forms, coordinates logistics, and has many Skype phone calls with prospective and existing buyers. With Chris' pedigree in sales and closing deals, he will help Shark Wheel grow quickly around the world.



Chad Nelson

Sales-Mass Market

China sourcing, mass market retailers, specialty stores Chad has been hired to run the Fathom brand, which is a mass market extension of Shark Wheel. Chad has a wealth of experience with product and brand development working for Toys R Us, Cannondale, Harley Davidson, and Diadora just to name a few. His connecti[...] mass market reta[...] distributors, and As[...] manufacturer sourcing is second to none. Chad has already begun Shark Wheel production in Asia with buyers lined up including Dick's Sporting Goods, 858, Toys R Us, KaZAM, and Walmart.

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Steven Maizes

Advisor

Steven works hand-in-hand with the Shark Wheel management team on a wide variety of business development topics including: product distribution, licensing deals, contract negotiations, marketing, financing opportunities and overall global company strategy. Steven was an All-American basketball player at Wesleyan University and graduated with honors from Yale Law School. Steven has run numerous successful businesses and is one of the foremost experts in the country on real estate financing. He fully expects Shark Wheel will be a billion company in the near future.



Nicole Ifcher

Advisor

Highly motivated and innovative Anderson MBA marketing leader with 15+ yrs experience in consumer products including health & beauty, social media and international assignments. Proven record of driving superior results for global brands & turnaround businesses through motivating diverse sets of teams and influencing key stakeholders. Nicole also lead a $3 Billion protein drink portfolio comprising over 40% of company sales, exceeding +20% growth over prior year. She has worked for multi-billion dollar companies creating marketing plans and budgets and is a welcome consultant to the Shark Wheel Team. She brings creative ideas on how to reach a younger demographic and how to appeal to our core customers with innovative marketing campaigns.



Professor Mark Alpert

Advisor

Professor Alpert's current position is Foley's Professorship in Retailing, Department of Marketing Administration, Graduate School of Business, The University of Texas at Austin. His business accolades are many and his education includes: B.S., Massachusetts Institute of Technology, 1964. Major: Industrial Management; minor: Mathematics. M.B.A., University of Southern California, 1965. Major: Marketing. M.S., University of Southern California, 1967. Major: Quantitative Business Analysis. D.B.A., University of Southern California, 1968. Major: Marketing; Minors: Economic Theory and Business Economics, Management Theory, Quantitative Business Analysis. Professor Alpert has been featured in dozens of academic books, published a similar number of times and is truly an expert in his field.



Eddie Fazekas

Graphic Design

Graphic Designer with 20 Years of Experience Masters degree in Computer Science, Masters degree in Leadersh Management Expert modeling and visualization Eddie is a great asset to the Shark Wheel team. His relentless determination to deliver world-class quality work defines Shark Wheel's commitment to excellence. Eddie has a wide array of talents including website design, coding, wireframing, animations, 3d visualizations, packaging, video editing, and much more. "I believe in what we do at Shark Wheel and know it will transform many industries. It feels great being part of a young, energetic and friendly team, that encourages innovation, thinking and revolutionary ide

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Tim Giusti

eCommerce and Digital Marketing

*eCommerce and digital marketing, specializing in SEO/SEM, PPC, email, social and analytics. Director of eCommerce and online operations at multi-billion dollar company. Work experience includes major companies such as Apple, Cisco, E*Trade, and others. Masters degree in marketing and finance. Newest addition to the Shark Wheel team.*

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Offering Summary

Maximum 100,000 units ($100,000)

Minimum 10,000 units ($10,000)

Company	Shark Wheel
Corporate Address	22600 Lambert St. #704, Lake Forest, CA 92630
Description of Business	Reinvention of the wheel. Numerous industries.
Type of Security Offered	Shares offered in the form of units persuant to LLC structure.
Purchase Price of Security Offered	$1/share
Minimum Investment Amount (per investor)	$250

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Perks

$250+ 25% off anything on SharkWheel.com up to $1,000 in purchases

$1,000+ 50% off anything on SharkWheel.com up to $1,000 in purchases

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$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

Irregular Use of Proceeds

Shark Wheel might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary, as well as independent contract payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

VIDEO TRANSCRIPT (Exhibit D)

The Reinvention of the Wheel.

For those that have never heard of the Shark Wheel we invite you to learn more about our innovative technology.

For those familiar, we are releasing our behind-the-scenes developments for the first time ever.

Shark Wheel Start Engine

0I'm Zack Fleishman chief operating0:02officer of Shark wheel at shark wheel0:04we believe that the sine waves nature's0:06preferred choice of motion no matter0:08where you look in nature you will always0:10see a sine wave pass sine waves can be0:12seen in how radio waves and ocean waves0:15move even how fish and sharks swim in0:18the ocean to how planets move around the0:21Sun and even how humans walk with an0:23alternating gait that defines a sine0:25wave motion we found that the shark will0:28has many inherent advantages built into0:31it we've done testing at three0:33scientific laboratories including San0:35Diego State University mechanical

0:37engineering department we found0:39advantages of speed longevity and0:42friction the number one advantage0:45however is how shark wheels perform over0:47rough terrain traditional wheels attempt0:50to go over objects which can lead to a0:52decline in performance while shark0:54wheels tend to go around objects which0:57leads to a performance advantage shark1:01wheel technology can currently be found1:03in the skate market where we're seeing1:05growth year over year in addition we're1:10expanding into the luggage industry this1:12year which includes backpacks computer1:15cases travel bags and golf equipment1:18also we're excited to announce that our1:21technology is and development with1:23industry-leading partners for1:24wheelchairs farming equipment lawn and1:27garden equipment forklifts pallet jacks1:31ambulance cots hospital beds and much1:34more we decided to launch an equity1:38

crowdfunding campaign to allow the1:39public an opportunity to invest in shark1:42wheel we hope you'll join us thank you1:44for watching

Shark Tank (First Pitch)

Hello sharks. My name is david patrick and this is my business partner zack fleishman. we're here today seeking $100,000 in exchange for 5% of our company, Shark Wheel. This is the wheel. And It's been around for over 5,000 years, but if you think about it the current wheel has many limitations. For example, thin wheels are fast, but they don't grip well. And Wide wheels grip, but they're slow and heavy. Why can't we have one wheel that just does it all? After 5,000 years I think we deserve an upgrade. But, unfortunately no one has been able to figure it out. Not Einstein, not Da Vinci, and not even you Mr. Wonderful. But I did. I reinvented the wheel. Literally. I came up with a mathematically balanced design that's based on a cube. Now I know you're gonna think how can design based on a cube even roll. But, take a look. We discovered that not only did our wheel roll, it rolled better than the traditional wheel. We came up with a

wheel that is faster, has more grip, lasts longer and goes over virtually any terrain. But, we wouldn't be naive enough to show up with just an idea. We started out to prove our wheel was the best by going into one of the largest consumer wheel industries. Skateboard wheels. And the Shark Wheel is winning rave reviews. Our wheels are faster have better grip and our smoother over any sort of pavement. Something no other wheel can do. But, this is just one of the industries that we're in. This is our skateboard wheel. This is the wheel that we're selling worldwide right now. it's one of the fastest wheels on the market. Coming up now is our midsize wheel. This is on a stroller. it makes the stroller easier to push. Next up this is our large sized wheel. this goes on any terrain. through sand through mud through grass and it just looks awesome. sharks i want to welcome you to what is nothing less than the reinvention of the wheel. is this for real?

Discovery Channel (Future Tech)

the wheel tried tested true can't get0:06much better or can it0:11the shark wheel is the best of both0:13worlds you take all of the things that0:15are great about fat grippy tires and all0:18the things that are great about skinny0:19fast tires and you put them together0:21into one wheel and it performs how you0:23need it to perform when you need it to0:25perform good are you kidding me we've0:29got two million dollars riding on this0:31design carrying everything forward it's0:33really fulfilling to do something that0:36you really love you can't help but smile0:39it's a square wheel shark wheels are0:42David Patrick's latest baby today we're0:44putting them on skateboards and to the0:46test like most great inventions you fall0:49into it it's an accident and what we0:52were doing was we were trying to invent0:53a new kind of carnival ride0:55what I know for lack of a better word it0:57was a carnival ride but it was a ride0:59that was going to spin three dimensional1:01and that was something nobody had ever1:03done so when I was drawing out all these1:05plans for these things we suddenly1:08realized we had a wheel sitting in there1:10and even though the wheel is based on a1:12cube a perfect cube it's still roll but1:15then we finally realized not only could1:17it work as a wheel it could1:19competitively compete against1:21traditional wheels and win wait wait1:23wait wait you're saying your wheels1:24gonna be better than the wheel that's1:26been around for oh I don't know forever1:28mmm did the research and they've been1:31spinning for almost 12,000 years well1:33it's an improvement upon the wheel in1:36certain categories that is a bold claim1:38is a weird one I'm sure so from the side1:41like it does actually look very cube1:42esque how does it even roll and how does1:44it work well as you mentioned it is a1:47perfect cube it's something that's flat1:49on six sides and you wouldn't normally1:51think something that was flat on six1:53side was roll no but it is actually a1:55perfect circle and it's just a sine wave1:57when you look at it from the side where2:00would a sine wave no sine wave when I2:02think about sine waves I think about2:03frequency and have exactly amplitude and2:05frequency you see them all the time but2:07you're seeing them two dimensionally2:08this is a three-dimensional sine2:10but the sign wave design pushes debris2:13from under the wheel to improve grip and2:15stability even though this wheel could2:19potentially be used anywhere2:21skateboarding is a good place to start2:23since writers have so many different2:24wheels to choose from this is our2:26longboard wheel okay and as you can see2:28you've got one wheel with one flat2:30surface and one lip we've got a wheel2:32that has three lips and three grooves so2:35you're going to be able to take this2:36wheel faster than you would a normal2:37wheel through rougher terrain and you're2:40going to find that has phenomenal grip2:41look it'll be honest with you man

I2:43would avoid that too ring with all my2:45heart if I could well give it a whirl I2:54didn't feel any control through that at2:56all man it was sliding like this give2:58this away oh yeah3:05there are you kidding me a sailed right3:07through it right what's happening is3:10when you have a traditional wheel and3:12this wheel has to go over dirt or gravel3:14it basically has to steamroller right3:16over it it can't nothing can get out of3:18the way when you've got a wheel like3:20this the gravel gets pushed to the side3:22into the grooves and you end up cutting3:24a path through it so for that test going3:26through sand I would say that's passed I3:29had my doubts but it really does feel3:32good from power slides to splashing3:35through water this reinvention of the3:37wheel is working for me all right so3:40you've seen our longboard wheel you've3:42seen a bunch of different tests of that3:43and how it performs in different3:44surfaces let's go get to the real stuff3:46let's go get in the bowls let's do it3:48man reactions from the street will make3:51or break this for David telling him if3:53he can launch into production or if3:55he'll have to head back to the drawing3:56board I mean to be honest I was just3:58completely spellbound I did not4:00understand how it could even be possible4:02that it would roll oh they feel good4:05yeah like for the shape of them like I4:08would not expect them with just ride4:10like that yesterday how's it feel when4:13you land it like normal again I'm a will4:18they bomb right on brother4:21we're pretty good copy the picture4:24skateboarding I've written a lot of4:27wheels I mean I know I know the feel the4:29difference and yeah and it's not just4:33the kids at Venice Beach that David is4:34making an impression on I brought it all4:37the way up to the Godfather aborting4:39kind of getting your idea show you this4:42bad boy right here oh well I actually4:44have seen these have you yeah the shark4:46wheel right yeah yeah yeah it looks4:48crazy when it's rolling probably for4:50stuff that you're doing where it's just4:51more downhill this would be more4:52functional I am amazed at that there's a4:55technology I mean really do you really4:56reinvent the wheel that's pretty amazing4:58we've had tremendously positive response5:01and I think it's part because it's a5:03little bit so ridiculous that it's a5:05square that rolls it's common sense you5:08look at it and you realize why it works5:09it's been an easy thing for people to5:12accept somehow even though it's so5:13bizarre

FedEx Online Commercial (FedEx Centric #1)

[Music]0:01there are two types of people imitators0:04and innovators the innovators are the0:06ones who really rise above and change0:08the world and that's what we've tried to0:10do it's shark wheel when we entered the0:13market we change the geometry of the0:15wheel itself and that's what made is0:17great that's what made us unique we0:19ended up taking this basic sine wave0:21shape and turning it into a skateboard0:23wheel our wheels are fast without0:26sacrificing grip because their Center is0:28always oscillating always changing the0:31wheels wear down evenly when you're0:33sliding around a corner you can feel how0:36the wheel grips the road and how it0:38continues to spin as it's sliding out so0:41you have this amazing ability to break0:43away from the wheel to begin the slide0:45and an amazing ability to catch that0:47wheel back to regain control people will0:50buy it once because it's weird they'll0:52buy it twice because it works and that's0:54what we do we make a product that the0:56performance itself is what sells it yes0:59it's weird yes it's cool yes it's all1:01those things but it performs and that's1:03the bottom line when the need for1:05shipping started to arise everybody1:07claimed to have a solution but they1:08always had a partial solution fedex came1:11in and offered a total solution and not1:13just a total solution that was hey we1:15can handle the international we can1:16handle domestic fedex

offered a solution1:18that was not only handling the shipping1:21but also the processes behind them1:24all of these things that you're dealing1:26with with customs where you have all1:28these different packing slips and forms1:29they've automated the whole thing1:30downwards just put the information push1:32a button and it all prints out one time1:34one label it's all done in the barcode1:36FedEx was the only one that could come1:38in and give us a total value proposition1:40where it was we're gonna take something1:42that took you 11 minutes down to one and1:43a half minutes look at how much you're1:45saving just from that when we got to the1:49finish line where fedex had showed us1:51how to do it all in one system and how1:53to get rid of all the redundancy we1:55thought we were done and then fedex came1:58back and just put it over the top the2:01label was something that was just a2:02plain white label everybody knows what2:04

that is and fedex came to us and turned2:06it into a sales tool turned it into a2:08little mini brochure and I had never2:10seen anything like that in my life we2:14literally reinvented the wheel and our2:16customers love it and it's that same2:18thirst for innovation that drive to be2:21better that keeps us going and we can't2:25wait to bring shark wheel to pretty much2:26anything that rolls and we are glad that2:29fedex has decided to join us in this2:31journey2:32[Music]

FedEx Online Commercial (Shark Wheel Centric #2)

:08when you're a skater you and the board0:12become one your positioned on it you're0:15balanced on it and the two of you are in0:17a dance and there's nothing like that0:19it's a really fulfilling feeling it's0:22something like wow I've mastered this0:24thing and that's what everybody loves is0:27you love the feeling of writing you love0:30the feeling of flowing and transitioning0:33and you know feeling gravity push you up0:35against a wall and then all of a sudden0:36you're in a freefall back down but when0:40there is the 200-foot cliff and there's0:42no guardrail and you're doing 50 miles0:44an hour it's just an amazing thing it is0:49high speed high tension high adrenaline0:52stuff going on and that's what we all0:54are constantly chasing is that that flow0:58that feeling and it's one of those1:00things that I wish everybody could1:02experience because there's nothing like1:04that freedom and peacefulness that comes1:06with mastering something1:16most people think that there's nothing1:18wrong with a circular wheel and for the1:20most part there isn't a problem for1:23example a bicycle wheel you either pick1:25one that has a very thin wheel that you1:28want to travel very fast on like a1:30typical road bike or you have a wide1:32wheel and you get to go off-roading and1:34you have improved traction and grip but1:36the wide wheel doesn't go fast doesn't1:39swivel well and the thin wheel doesn't1:41go off-roading doesn't provide much1:43traction and grip we ended up taking1:45this basic sine wave shape turning it1:47into a skateboard wheel and ending up1:49with a product that gave you the1:51benefits of both of those worlds we are1:53built for the cruiser free ride and the1:55longboard market when you're riding our1:57wheels going downhill going in a1:59straight line we pick up a lot more2:00speed and we hold that speed second2:03thing is as you go around that corner2:04you're going to be able to load up on2:06the wheel and get it to grip as much as2:07you want but then when you need to2:09release it let it go sideways you can go2:11from really hard grip to absolutely2:15icing out in a really controllable easy2:18manner they have a very forgiving

impact2:22and that's a big deal because the impact2:24travels through the rest of your body so2:25we take some of that absorption away we2:28offer a tremendous amount of control2:30tremendous amount of speed and we smooth2:32out the surface a lot if you've never2:35ridden our wheels before you're missing2:37out on an experience there is nothing2:39like getting on a wheel that you2:41absolutely cannot fathom how it would2:43work and then it just absolutely blows2:45you away I want you to ride it and I2:49want you to feel it for yourself2:56you

FedEx Online Commercial (New Release Centric #3)

for 5,000 years the round wheel has been0:02how people get where they're going then0:04shark wheel came along and literally0:06reinvented the wheel they created square0:09wheels that have excellent grip great0:11speed and a smooth ride to reinvent0:14their shipping shark wheel turn to FedEx0:16now they have simplified automated0:18shipping and can spend more time growing0:21their business shark wheel gives their0:23customers a smoother ride FedEx can help0:26you ship more efficiently

Inventor on the Origin of Shark Wheel

0:02hi my name is David Patrick and I'm the0:05inventor of the shark wheel and I want0:07to tell you a little bit about our0:08company and how this all came to be0:10because it's a very common question0:11people ask is how did you come up with a0:14square wheel like everything0:17nobody ever sets out to do something0:19like this you would never go out there0:20and say hey I want to make a square0:22wheel0:22things happen by accident and in our0:24case it was a we have a great team of0:27people and when you've got a product0:29like ours that's based on something0:30simple it ends up finding the right home0:32and that's how shark will came to be so0:35real quick we originally started out0:37with a turbine design this was a new0:39kind of propeller that we patented and0:41we knew that to make this design we had0:44to create some very specific shapes and0:46one of the shapes that we created which0:49is the main shape we knew was a 100%0:54perfect cube it was flat on six sides0:57and it was based on a cube and we knew1:00that from the beginning and what we1:02didn't know was that this shape that1:05while it was a cubed it was also a1:06perfect circle and it was going to roll1:09perfectly and so by complete accident we1:12ended up with the shape that while it1:15was a perfect cube it was also a perfect1:16circle and rolled like a wheel and for1:19years we knew about it and we didn't do1:21anything it was just one of those weird1:23things that you would show to people and1:24say hey do you think this would ever1:26roll and they say of course not and you1:27show it rolling and they'd always be1:29amazing and then one day we figured out1:32wow if we started putting these things1:34together we can make a wider wheel and1:36then we started realizing wow it1:38actually had advantages it was something1:40that even though it was crazy-looking it1:43was actually better than a regular wheel1:45depending on what you were doing with it1:47so when we finally came out with the1:50skateboard wheel that was just to prove1:51the concept it was to say hey this is1:53something that we think is going to work1:55we think it's going to be faster it's1:57going to have more grip it's going to be1:58able to go over rough terrain it's going2:00to work in the water all these other2:01things

and lo and behold it absolutely2:03did so we ended up with a product that2:06you never would have tried to do this2:09it's something that had to happen the2:11way that it did2:12by accident but once we knew what we2:15were working with then it became a2:17pursuit that you had to have a whole2:18team to do and that's what we're so2:20proud of here at shark wheel we have a2:21team of people that everybody knows how2:24to do their job professionally and we2:26create a world-class product we not only2:29have a great product we have a great2:30process in size out of our system so2:32we're a great company and everybody2:34always asks how we came up with this so2:36that's the short answer so thank you2:38very much

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